FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 2010

Commission File Number:  001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X            Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                 No  X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 4 May 2010.

2.	Press release entitled, “FDA approved VIMOVO for arthritis patients at risk of developing NSAID-associated gastric ulcers”, dated 4 May 2010.

3.	Press release entitled, “Transparency Directive Voting Rights and Capital”, dated 4 May 2010.

4.	Press release entitled, “AstraZeneca PLC”, dated 4 May 2010.

5.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 5 May 2010.

6.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 6 May 2010.

7.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 7 May 2010.

8.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 10 May 2010.

9.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.4R”, dated 10 May 2010.

10.	Press release entitled, “Transactions by Persons Discharging Managerial Responsibilities Disclosure Rules DR 3.1.4R”, dated 10 May 2010.

11.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 11 May 2010.

12.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 12 May 2010.

13.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 13 May 2010.

14.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 14 May 2010.

15.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 17 May 2010.

16.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 18 May 2010.

17.	Press release entitled, “AstraZeneca reaches US agreement with Teva Pharmaceuticals regarding Entocort EC capsules”, dated 18 May 2010.

18.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 19 May 2010.

19.	Press release entitled, “Repurchase of shares in AstraZeneca PLC”, dated 20 May 2010.

20.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 21 May 2010.

21.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 24 May 2010.

22.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 25 May 2010.

23.	Press release entitled, “Transaction by Persons Discharging Managerial Responsibilities Disclosure Rule DTR 3.1.4”, dated 25 May 2010.

24.	Press release entitled, “Publication of Annual Report”, dated 25 May 2010.

25.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 26 May 2010.

26.	Press release entitled, “Martin Mackay to lead AstraZeneca’s Research and Development organisation”, dated 26 May 2010.

27.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 27 May 2010.

28.	Press release entitled, "Repurchase of shares in AstraZeneca PLC", dated 28 May 2010.

29.	Press release entitled, “AstraZeneca announces results of RECENTIN HORIZON II Phase III trial in metastatic colorectal cancer”, dated 28 May 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 8 June 2010	By:	/s/ Adrian C.N. Kemp
		Name:	Adrian C.N. Kemp
		Title:	Company Secretary

Item 1

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,940 ordinary shares of AstraZeneca PLC at a price of 2893 pence per share on 30 April 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,446,834,279.

A C N Kemp
Company Secretary
4 May 2010

Item 2

FDA APPROVED VIMOVO FOR ARTHRITIS PATIENTS AT RISK OF DEVELOPING NSAID-ASSOCIATED GASTRIC ULCERS

New treatment option for the signs and symptoms of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis offered pain relief with a built-in proton pump inhibitor (PPI)

AstraZeneca and POZEN Inc. today announced the US Food and Drug Administration (FDA) has approved VIMOVO (naproxen and esomeprazole magnesium) delayed-release tablets for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis, and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers. VIMOVO, co-developed by POZEN Inc. and AstraZeneca, is a fixed-dose combination of delayed-release enteric-coated naproxen, a pain-relieving non-steroidal anti-inflammatory drug (NSAID), and immediate-release esomeprazole, a proton pump inhibitor (PPI). The FDA approval was supported by data from a clinical development program, including results from the pivotal PN400-301 and PN400-302 studies, which showed patients taking VIMOVO experienced significantly fewer endoscopic gastric ulcers, compared to patients receiving enteric-coated naproxen.

Twenty-seven million Americans are affected by osteoarthritis, which is the most common form of arthritis.  While many patients with osteoarthritis treat their symptoms with NSAIDs, 50% of chronic NSAID users are at risk of developing gastrointestinal ulcers.

"In a single pill, VIMOVO provides a proven pain reliever with a built-in PPI for arthritis patients at-risk for NSAID-associated gastric ulcers,” said Howard Hutchinson, M.D., Chief Medical Officer, AstraZeneca. “The approval also demonstrates the commitment of AstraZeneca and POZEN to provide a new pain relief option that addresses the unmet medical needs of these patients.”

In the PN400-301 and 302 studies, the primary end point was the cumulative incidence of gastric ulcers through six months. In each of the trials, patients received either VIMOVO or enteric-coated naproxen 500 mg, twice daily, over a six-month treatment period. Endoscopies were performed at baseline and at one, three, and six months. Data from study PN400-301 showed a 4.1% incidence of gastric ulcers in patients taking VIMOVO, compared to 23.1% among patients taking enteric-coated naproxen (p<0.001). Study PN400-302 showed a 7.1% incidence of gastric ulcers among patients taking VIMOVO, compared to 24.3% with enteric-coated naproxen (p<0.001).

The most commonly observed adverse events in the clinical trials (experienced by >5% of patients in the VIMOVO group) were erosive gastritis, dyspepsia, gastritis, diarrhea, gastric ulcer, upper abdominal pain, and nausea.

NOTES TO EDITORS

About VIMOVO
VIMOVO is a fixed-dose combination of delayed-release enteric-coated naproxen, a non-steroidal anti-inflammatory drug (NSAID), and immediate-release esomeprazole, a proton pump inhibitor (PPI), approved for the relief of signs and symptoms of osteoarthritis, rheumatoid arthritis, and ankylosing spondylitis, and to decrease the risk of developing gastric ulcers in patients at risk of developing NSAID-associated gastric ulcers. VIMOVO is not recommended for use in children younger than 18 years of age.

VIMOVO has been developed as a sequential-delivery tablet formulation combining an immediate-release esomeprazole magnesium layer and an enteric-coated naproxen core. As a result, esomeprazole is released first in the stomach, prior to the dissolution of naproxen in the small intestine. The enteric coating prevents naproxen release at pH levels below 5.5 providing protection against possible local gastric toxicity of naproxen.

AstraZeneca submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMEA) for VIMOVO on October 15, 2009.

Upon the FDA’s notification of approval of the New Drug Application (NDA) for VIMOVO, a $20 million milestone payment from AstraZeneca will be payable to POZEN.

About Osteoarthritis
Osteoarthritis is a degenerative joint disease caused by the breakdown and eventual loss of the cartilage of one or more joints. Osteoarthritis is the most common form of arthritis and the most common cause of chronic pain, affecting 151 million individuals worldwide and 27 million Americans. A combination of factors can contribute to osteoarthritis, including being overweight, aging, joint injury or stress, heredity and muscle weakness. Osteoarthritis commonly affects the hands, spine or large weight-bearing joints, such as the hips and knees.

About Rheumatoid Arthritis
Rheumatoid arthritis is a chronic disease, mainly characterized by inflammation of the lining, or synovium, of the joints. It can lead to long-term joint damage, resulting in chronic pain, loss of function and disability.

About Ankylosing Spondylitis
Ankylosing spondylitis is a chronic inflammatory disease that primarily causes pain and inflammation of the joints between the vertebrae of the spine and the joints between the spine and pelvis (sacroiliac joints). Ankylosing spondylitis may also cause inflammation and pain in other parts of the body as well.

About POZEN
POZEN Inc., headquartered in Chapel Hill, NC, is a pharmaceutical company committed to transforming medicine that transforms lives. Since its founding in 1996, POZEN has successfully created novel pharmacologic agents primarily for pain and pain-related conditions by combining existing drug therapies that result in superior patient outcomes.  Moving forward, POZEN is poised to become a model 21st century pharmaceutical company dedicated to ensuring that they produce cost-effective, evidence-based medicines; take a fresh approach to sales, marketing and medical education; and deliver high-quality, affordable pharmaceuticals to their customers.  The Company’s common stock is traded on The NASDAQ Stock Market under the symbol “POZN.”  For more detailed company information, including copies of this and other press releases, please visit: www.pozen.com.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

4 May 2010

- ENDS -

Item 3

Transparency Directive
Voting Rights and Capital

The following notification is made in accordance with the UK Financial Services Authority Disclosure and Transparency Rule 5.6.1.  On 30 April 2010 the issued share capital of AstraZeneca PLC with voting rights is 1,446,841,464 ordinary shares of US$0.25.  No shares are held in Treasury.  Therefore, the total number of voting rights in AstraZeneca PLC is 1,446,841,464.

The above figure for the total number of voting rights may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, AstraZeneca PLC under the Financial Services Authority's Disclosure and Transparency Rules.

A C N Kemp
Company Secretary
4 May 2010

Item 4

AstraZeneca PLC

Pursuant to Listing Rule 9.6.14(2), Simon Lowth, a Director of the Company, became a non executive director of Standard Chartered PLC on 1 May 2010.

A C N Kemp
Company Secretary
4 May 2010

Item 5

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,117 ordinary shares of AstraZeneca PLC at a price of 2911 pence per share on 4 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,446,717,473.

A C N Kemp
Company Secretary
5 May 2010

Item 6

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 5 May 2010, it purchased for cancellation 534,121 ordinary shares of AstraZeneca PLC at a price of 2863 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,446,196,837.

A C N Kemp
Company Secretary
6 May 2010

Item 7

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 6 May 2010, it purchased for cancellation 635,680 ordinary shares of AstraZeneca PLC at a price of 2837 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,445,562,368.

A C N Kemp
Company Secretary
7 May 2010

Item 8

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 137,276 ordinary shares of AstraZeneca PLC at a price of 2798 pence per share on 7 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,445,426,033.

A C N Kemp
Company Secretary
10 May 2010

Item 9

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 7 May 2010, the following Directors of AstraZeneca PLC were each granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s USD0.25 Ordinary Shares.

Name of Director	Shares awarded under AZIP	Shares awarded under AZPSP	Award price per share	Total interest in shares after this award	Percentage of shares in issue
D R Brennan	21,253	127,520	2861p	See below	See below
S Lowth	8,668	52,009	2861p	210,680	0.01%

The AstraZeneca Investment Plan was approved by shareholders at the Company’s AGM on 29 April 2010.  The awards made under this Plan on 7 May 2010 are subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to these awards relates to dividends and dividend cover.  A summary of the Plan, including a more detailed explanation of the performance hurdle, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under this Plan may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for these awards, is 1 January 2010 to 31 December 2012.

The performance target that applies to these awards relates to relative total shareholder return and cash flow.  A summary of the Plan, including a more detailed explanation of the performance target, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

Mr Brennan has interests in the Company’s Ordinary Shares and American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.  In total, Mr Brennan now has an interest in 607,699 Ordinary Shares and 77,944 ADSs, which together represent approximately 0.05% of the number of shares currently in issue.

A C N Kemp
Company Secretary
10 May 2010

Item 10

Transactions by Persons Discharging Managerial Responsibilities
Disclosure Rules DR 3.1.4R

We hereby inform you that on 7 May 2010, the following individuals, who are all persons discharging managerial responsibilities, were each granted awards under the terms of the AstraZeneca Investment Plan (AZIP) and the AstraZeneca Performance Share Plan (AZPSP) over the Company’s USD0.25 Ordinary Shares, or, in the case of L Tetrault and A Zook, over the Company’s American Depositary Shares (ADSs).  One ADS equals one Ordinary Share.

Name of individual	Shares awarded under AZIP	Shares awarded under AZPSP	Award price
A Ekblom	3,949	23,698	2861p
M Pangalos	4,369	26,214	2861p
J Pott	6,000	24,903	2861p
D Smith	5,000	24,903	2861p
L Tetrault	8,097	48,585	US$42.96
A Zook	16,966	101,799	US$42.96

The AstraZeneca Investment Plan was approved by shareholders at the Company’s AGM on 29 April 2010.  The awards made under this Plan on 7 May 2010 are subject to a four-year performance period and a subsequent four-year holding period.

The performance hurdle that applies to these awards relates to dividends and dividend cover. A summary of the Plan, including a more detailed explanation of the performance hurdle, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

The AstraZeneca Performance Share Plan was approved by shareholders at the Company’s AGM in 2005.  Awards made under this Plan may not generally vest before the third anniversary of the relevant date of grant, nor unless the specified performance target(s) have been met at the end of the three-year performance period which, for these awards, is 1 January 2010 to 31 December 2012.

The performance target that applies to these awards relates to relative total shareholder return and cash flow.  A summary of the Plan, including a more detailed explanation of the performance target, can be found in the AstraZeneca Annual Report and Form 20-F Information 2009 and the Notice of AGM 2010, both of which are available on the Company’s website www.astrazeneca.com.

In addition to the above, M Pangalos was granted an award on 7 May 2010 under the terms of the AstraZeneca Restricted Share Plan over 24,956 ordinary shares at a price of 2861p per share.

A C N Kemp
Company Secretary
10 May 2010

Item 11

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,747 ordinary shares of AstraZeneca PLC at a price of 2831 pence per share on 10 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,445,290,286

A C N Kemp
Company Secretary
11 May 2010

Item 12

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,277 ordinary shares of AstraZeneca PLC at a price of 2842 pence per share on 11 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,445,157,070.

A C N Kemp
Company Secretary
12 May 2010

Item 13

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,020 ordinary shares of AstraZeneca PLC at a price of 2869 pence per share on 12 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,445,023,309.

A C N Kemp
Company Secretary
13 May 2010

Item 14

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 131,528 ordinary shares of AstraZeneca PLC at a price of 2924 pence per share on 13 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,444,898,468.

A C N Kemp
Company Secretary
14 May 2010

Item 15

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 132,723 ordinary shares of AstraZeneca PLC at a price of 2898 pence per share on 14 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,444,771,271.

A C N Kemp
Company Secretary
17 May 2010

Item 16

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 17 May 2010 it purchased for cancellation 632,677 ordinary shares of AstraZeneca PLC at a price of 2899 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,444,138,594.

A C N Kemp
Company Secretary
18 May 2010

Item 17

ASTRAZENECA REACHES US AGREEMENT WITH TEVA PHARMACEUTICALS REGARDING ENTOCORT EC CAPSULES

AstraZeneca today announced that it has entered into an agreement with Teva Pharmaceuticals USA, Inc. (formerly Barr Laboratories, Inc.) (“Teva”) to settle patent litigation regarding Teva’s proposed generic version of AstraZeneca’s Entocort EC (budesonide) capsules.

Under the terms of the settlement agreement, AstraZeneca has granted Teva a license to enter the US market with its generic version of oral budesonide on 15 February 2012, subject to regulatory approval, or earlier in certain circumstances. Teva has conceded that both patents-in-suit in Teva’s US Entocort patent litigation are valid and enforceable. Teva has also conceded that both Entocort patents-in-suit would be infringed by the manufacture or sale of Teva’s generic version of oral budesonide. The US District Court for the District of Delaware will enter a Consent Judgment and the corresponding patent litigation will be dismissed. Other terms of the settlement are confidential.

Merck Sharp & Dohme Corp. (formerly Merck & Co., Inc.) (“Merck”), through KBI Inc. and KBI-E, and under the terms of Merck's restructured partnership with AstraZeneca, announced in 1998, also entered into the settlement agreement.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines. As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009. For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

18 May 2010

- ENDS -

Item 18

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 18 May 2010 it purchased for cancellation 532,320 ordinary shares of AstraZeneca PLC at a price of 2906 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,443,606,274.

A C N Kemp
Company Secretary
19 May 2010

Item 19

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 19 May 2010, it purchased for cancellation 532,391 ordinary shares of AstraZeneca PLC at a price of 2905 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,443,088,921.

A C N Kemp
Company Secretary
20 May 2010

Item 20

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 133,657 ordinary shares of AstraZeneca PLC at a price of 2877 pence per share on 20 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,442,961,960.

A C N Kemp
Company Secretary
21 May 2010

Item 21

REPURCHASE OF SHARES IN ASTRAZENECA PLC

AstraZeneca PLC announced that on 21 May 2010, it purchased for cancellation 385,520 ordinary shares of AstraZeneca PLC at a price of 2825 pence per share.

Some of these shares were purchased under the terms of the previously announced irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010.

Upon the cancellation of these shares, the number of shares in issue will be 1,442,582,828.

A C N Kemp
Company Secretary
24 May 2010

Item 22

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 134,226 ordinary shares of AstraZeneca PLC at a price of 2865 pence per share on 24 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,442,448,602.

A C N Kemp
Company Secretary
25 May 2010

Item 23

Transaction by Persons Discharging Managerial Responsibilities
Disclosure Rule DTR 3.1.4

We hereby inform you that on 24 May 2010, the interest of Tony Zook, a person discharging managerial responsibilities, in the shares of AstraZeneca PLC has changed as detailed below.  Tony Zook has interests in the American Depositary Shares (ADSs) of AstraZeneca PLC.  One ADS equals one Ordinary Share.

The change in interest relates to a previously announced award made in May 2008 under the AstraZeneca Restricted Share Plan, whereby, in accordance with the terms of the award, Tony Zook has now become beneficially entitled to 8,710 of the 34,841 ADSs originally awarded.  After certain mandatory tax deductions, Mr Zook has received 5,150 ADSs into a personal brokerage account.

The market price of AstraZeneca ADSs on 21 May 2010, the last trading day prior to the vesting, was US$41.57.

A C N Kemp
Company Secretary
25 May 2010

Item 24

PUBLICATION OF ANNUAL REPORT

AstraZeneca PLC announced today that copies of resolutions passed at its Annual General Meeting on 29 April 2010, other than resolutions concerning ordinary business, have been filed with the UK Listing Authority in accordance with Rule 9.6.3 of the Listing Rules and will be available for viewing at the UKLA document viewing facility at 25 The North Colonnade, Canary Wharf, London E14 5HS.  A copy of the resolutions can also be obtained by writing to the Company Secretary, AstraZeneca PLC, 15 Stanhope Gate, London W1K 1LN.

A C N Kemp
Company Secretary
25 May 2010

Item 25

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,963 ordinary shares of AstraZeneca PLC at a price of 2827 pence per share on 25 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,442,319,819.

A C N Kemp
Company Secretary
26 May 2010

Item 26

MARTIN MACKAY TO LEAD ASTRAZENECA’S RESEARCH AND DEVELOPMENT ORGANISATION

AstraZeneca today announced the appointment of Martin Mackay to the newly-created position of President of R&D. Martin will lead the company’s research and development organisation and will have overall accountability for delivering new products – small molecules and biologics – from AstraZeneca’s pipeline. He will start his new role on 1 July 2010 and will be based at the company’s headquarters in London.

Martin Mackay joins AstraZeneca from Pfizer where he heads up PharmaTherapeutics Research & Development and is a member of the Pfizer Executive Leadership Team. He leads a global organisation tasked with advancing a portfolio of investigational medicines across a range of disease areas. Prior to joining Pfizer in 1995, he held several discovery and development roles culminating with his appointment as Head of Molecular and Cell Biology, CNS Research at Ciba-Geigy.

Born in Scotland, Martin earned a first class honours degree in Microbiology at Heriot-Watt University and a PhD in Molecular Genetics at the University of Edinburgh.

“Martin has impeccable scientific and leadership credentials combined with extensive experience of the pharmaceutical industry. I am delighted he is joining us,” said David Brennan, Chief Executive Officer, AstraZeneca. “We have a clear and unambiguous commitment to creating value through innovative biopharmaceuticals with research and development at the heart of our strategy. Martin’s appointment to this new role will provide a single point of senior accountability as we continue to make the changes necessary to improve the productivity and efficiency of our research and development organisation.”

Martin will report to David Brennan and will be a member of AstraZeneca’s Senior Executive Team.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

26 May 2010
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 Item 27

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 136,206 ordinary shares of AstraZeneca PLC at a price of 2822 pence per share on 26 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,442,183,613.

A C N Kemp
Company Secretary
27 May 2010

Item 28

REPURCHASE OF SHARES IN ASTRAZENECA PLC

Further to the announcement of its irrevocable, non-discretionary share repurchase programme for the period 1 April 2010 to 28 May 2010, AstraZeneca PLC announced that under the terms of that programme it purchased for cancellation 135,023 ordinary shares of AstraZeneca PLC at a price of 2848 pence per share on 27 May 2010. Upon the cancellation of these shares, the number of shares in issue will be 1,442,057,603.

A C N Kemp
Company Secretary
28 May 2010

Item 29

ASTRAZENECA ANNOUNCES RESULTS OF RECENTIN HORIZON II PHASE III TRIAL IN METASTATIC COLORECTAL CANCER

AstraZeneca today announced the top-line results of the HORIZON II Phase III study evaluating RECENTIN (cediranib) for the first-line treatment of metastatic colorectal cancer (mCRC). Cediranib met the co-primary endpoint of improving progression-free survival (PFS) but showed no improvement in overall survival (OS).

The adverse events associated with cediranib during this study were broadly consistent with previous studies. HORIZON II is the second of two pivotal studies of cediranib in first-line mCRC.  In March, the HORIZON III study of cediranib plus chemotherapy versus bevacizumab plus chemotherapy did not meet the primary endpoint of PFS.

Based on the results of these two trials, AstraZeneca does not intend to file regulatory submissions in first-line mCRC.

The results of a Phase III study evaluating cediranib for the treatment of recurrent glioblastoma (REGAL) are expected soon. In addition, AstraZeneca is currently examining whether cediranib may have applications in a number of different tumour types.

Data from HORIZON II and HORIZON III will be submitted to a forthcoming medical congress.

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business with a primary focus on the discovery, development and commercialisation of prescription medicines.  As a leader in gastrointestinal, cardiovascular, neuroscience, respiratory and inflammation, oncology and infectious disease medicines, AstraZeneca generated global revenues of US $32.8 billion in 2009.  For more information please visit: www.astrazeneca.com

Media Enquiries UK:
Neil McCrae	+44 20 7304 5045 (24 hours)
Chris Sampson	+44 20 7304 5130 (24 hours)
Sarah Lindgreen	+44 20 7304 5033 (24 hours)
Abigail Baron	+44 20 7304 5034 (24 hours)

Investor Enquiries UK:
Jonathan Hunt	+44 207 304 5087	mob: +44 7775 704032
Karl Hård	+44 207 304 5322	mob: +44 7789 654364
Clive Morris	+44 207 304 5084	mob: +44 7710 031012

Investor Enquiries US:
Ed Seage	+1 302 886 4065	mob: +1 302 373 1361
Jorgen Winroth	+1 212 579 0506	mob: +1 917 612 4043

28 May 2010
- ENDS -